Exhibit 99.1

CENTOGENE Announces Changes in Senior Management Team

Cambridge, MA, USA & Rostock/Berlin, Germany, May 15, 2020 (GLOBE NEWSWIRE) – Centogene N.V (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today announced that Mr. Oved Amitay will be stepping down as Chief Business Officer (“CBO”) and leaving the Company effective May 31, 2020. He will be succeeded by Mr. Sun Kim, our current Chief Strategy and IR Officer, who will assume Mr. Amitay’s responsibilities as CBO until a permanent CBO has been appointed. Mr. Amitay will continue his work for rare diseases patients in the non-profit sector, where he will serve as Chief Executive Officer of a patient advocacy organization.

Prof. Arndt Rolfs, CEO of the Company, stated, "We want to thank Oved for his significant and important contributions to CENTOGENE´s growing and positioning and wish him well. He has built a strong team and under his leadership, our Pharma business evolved into a major growth driver for the company. Sun’s previous experiences in strategy and commercial operations at leading biotechnology and pharmaceutical companies will be extremely valuable, and I would like to thank him for expanding his role at this time, as we continue to focus on our critical collaborations."

Before joining CENTOGENE, Mr. Kim was Head of Corporate Strategy at Shire Plc. Prior to joining Shire Plc, he worked in the Alcon division of Novartis in multiple roles, including General Manager of Singapore and Global Head of Strategy. Mr. Kim also worked at Bausch & Lomb, leading its strategy function for the pharmaceutical business unit and the global generics franchise. Prior to his experience in the pharmaceutical industry, Mr. Kim spent seven years as a management consultant at McKinsey & Company and A.T. Kearney. Mr. Kim holds a Ph.D. and M.S. in chemical engineering from Stanford University.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.5 billion weighted data points from approximately 500,000 patients representing over 120 different countries as of December 31, 2019.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2019, the Company collaborated with over 39 pharmaceutical partners covering over 45 different rare diseases.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting

Bridie Lawlor

+1.917.929.5684

bridie.lawlor@fticonsulting.com